Exhibit 99.1

Westport Reports Second Quarter Financial Results
~A Record Quarter: 84% Increase in Year Over Year Revenue~

VANCOUVER, BC – November 6, 2008. Westport Innovations Inc. (TSX:WPT / Nasdaq:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today reported financial results for the second quarter of fiscal 2009 ended September 30, 2008, and provided an update on operations.

“A record quarter for revenue, significant cash position, a proven, capital-efficient business model and partnerships and joint ventures established with some of the world’s largest engine producers has Westport poised for further growth,” said David Demers, Westport’s CEO.

“Despite tough economic conditions, our international sales channels focused in vertical markets in government and municipal fleets are better positioned to weather the storm. Targeting niche markets, both domestically and internationally, where significant growth opportunities remain has successfully provided an economic diversity in our sales campaign. The recent sale to the Delhi Transport Corporation (DTC), our largest single order to date, is a prime example of our international reach where markets are still developing. We will continue to invest in our growth and product development as energy security and the direction to reduce dependency on foreign oil continues to drive interest for high performance engines running on clean domestically available natural gas.”

Second Quarter Financial and Business Highlights

•	Reported consolidated revenues of $39.0 million for the quarter ended September 30th compared to $21.2 million for the same period last year, an increase of 84%.
•	Reported consolidated revenues of $64.5 million and $36.9 million for the six months ended September 30, 2008 and 2007 respectively, an increase of 75%.
•
Reported net income of $0.7 million ($0.02 earnings per share) for the period ending September 30, 2008 compared to a net loss of $4.9 million ($0.19 loss per share) for the same period last year. During the quarter, Westport recognized $9.8 million in investment gains, net of taxes, on the sale of Clean Energy Fuels Corp. (“Clean Energy”) shares.

•	Reported a net loss of $2.8 million ($0.10 per share) compared to $9.6 million ($0.41 per share) for the six months ended September 30, 2008 and 2007, respectively.
•	Reported a cash and short term investments balance as at September 30, 2008 of $96.8 million compared to $22.8 million as at March 31, 2008.
•	Commenced trading on Nasdaq Global Stock Market in addition to successfully completing a US$54 million financing.
•	Received an order from CleanAir Logix for liquefied natural gas (LNG) engines and fuel systems for heavy duty Trucks to be deployed at Port of Oakland
•	Cummins Westport received order in Lima, Peru for over 200 natural gas bus engines; a new market
•	Received a Leadership Award at the 2008 Deloitte Technology Fast 50 Awards
•	Delivered 69 HD Trucks and reported a 184% increase in heavy duty business revenue in comparison to the same quarter last year

Second Quarter Fiscal Year 2009 Financial Results in Detail

Westport’s consolidated revenue for the three months ended September 30, 2008 was $39.0 million compared to $21.2 million for the three months ended September 30, 2007. The increase in revenue is due primarily to a significant increase in sales of CWI products combined with a $3.5 million increase in revenue for Heavy Duty fuel systems. For the six months ended September 30, 2008 and 2007 respectively, consolidated revenue was $64.5 million and $36.9 million, respectively, an increase of 75%.  CWI accounted for $24.8 million of the $27.6 million increase with unit shipments of 2,468 fiscal year to date, up from 1,367 fiscal year to date September 30, 2007.  Non-CWI revenues accounted for $2.8 million of the increase with 70 LNG systems shipped year to date compared to 33 LNG systems shipped same period last year.

Westport reported a net income of $0.7 million for the three months ended September 30, 2008 ($0.02 earnings per share), compared to a net loss of $4.9 million ($0.19 loss per share) in the same period in fiscal 2008. The improvement from net loss to net income is primarily due to the sale of short term investments in Clean Energy shares. During the quarter, Westport recognized $9.8 million in investment gains, net of taxes, on the sale of 790,800 shares for net proceeds of $14.2 million. Net loss without the benefit of the sale of Clean Energy shares is approximately $9.1 million.

For the six months ended September 30, 2008 and 2007, net loss was $2.8 million, or $0.10 per share, and $9.6 million, or $0.41 per share, respectively, with Westport’s 50% share of CWI income after taxes for those periods $3.0 million and $1.8 million, respectively. Year to date, Westport has recognized $12.7 million in gains, net of tax, primarily from the sale of Clean Energy shares compared to $0.7 million in the prior year.

Westport’s 50% share of CWI, on an after tax basis, was $1.4 million in Q209, up from $1.2 million in Q208.  CWI gross margin percentages decreased from 31% to 25% primarily because of additional warranty reserves taken against the L Gas and C Gas plus and higher warranty accruals associated with the ISL G. Having recognized the future benefit of its remaining tax losses, CWI is also now recognizing tax expense. Non-CWI operating expenses (research and development, general and administrative and sales and marketing) were up $3.8 million Q209 versus Q208.  The increase relates primarily to higher expenses associated with launching Westport’s LNG systems for the heavy duty market such as Kenworth integration costs, assembly centre related operating costs, and sales and marketing expenses.  In addition, during the quarter, Westport listed on Nasdaq, incurring additional listing fees, board expenses, insurance, legal, accounting and other costs. The Company’s 49% share of the loss from Juniper Engines Inc. (“Juniper”) was $0.5 million and $0.6 million for the three and six months ended September 30, 2008.

Westport’s cash and cash equivalents balance as at September 30, 2008 was $96.8 million compared to $22.8 million as at March 31, 2008.  In the six months ended September 30, 2008, Westport raised approximately $52.4 million in net proceeds from its Nasdaq initial public offering, $14.0 million in net proceeds from the issuance of debenture units, and $19.4 million from the sale of shares in Clean Energy. Cash from operations for the three months ended September 30, 2008 was $6.1 million compared to cash used of $1.5 million in the comparable period of the prior year. Westport spent $1.7 million on capital expenditures associated primarily with the establishment of the Westport Assembly Centre and expansion of office facilities during the quarter, and approximately $4.0 million on a year to date basis.

On July 21, 2008, Westport effected a 3.5:1 share consolidation of its issued and outstanding shares. As a result of the share consolidation and subsequent financing transaction in concert with the listing on Nasdaq, Westport had 32,024,930 Common Shares issued and outstanding as at September 30, 2008.

Cummins Westport Inc. (CWI) Business Unit Highlights

CWI revenue increased by $14.3 million to $33.3 million on 1,391 units shipped in Q209 from $19.0 million on 845 units shipped in Q208.  CWI’s gross margins increased to $8.4 million from $5.8 million on higher revenues.

In September, CWI received an order for over 200 CWI natural gas engines to equip new buses for transit providers in the capital city of Lima, Peru, a new market opportunity for CWI, with a growing market for natural gas vehicles and substantial indigenous supply of natural gas.

After the close of the quarter, CWI and Cummins India Limited announced an order for 3,125 natural gas engines, the largest order in CWI history, for Delhi Transport Corporation. The order is expected to be filled over the next 18 months.

Westport Global Heavy Duty Business Unit Highlights

Revenue for the heavy duty business has increased significantly to $5.4 million on 69 LNG systems shipped, which compares to $1.9 million in the prior year with 22 LNG systems shipped. Kenworth factory production for LNG trucks is on schedule for early 2009 along with the recent announcement of Peterbilt trucks launching 3 new LNG heavy duty truck models in mid-2009.

The San Pedro Bay Ports, including Los Angeles and Long Beach, initiated their clean trucks program on October 1st by banning pre-1989 trucks from port entry. With the concession program in place and financial incentives in place, Westport expects to see an increase in demand from port drayage fleets. Southern Counties Express, one of Westport’s early adopters of LNG trucks and port customer, has now received all fifty trucks ordered earlier this year. In August, Westport received an order from Clean Air Logix for deployment at the Port of Oakland.

Results Conference Call

To coincide with the disclosure, Westport has scheduled a conference call for Thursday, November 6, 2008 at 1:30 pm Pacific Time (4:30 pm Eastern Time). The public is invited to listen to the conference call in real time or by replay. To access the conference call by telephone, please dial: 866-507-1212 (North America Toll-Free) or 416-695-9712. To access the replay after the call, please dial 800-408-3053 or 416-695-5800 using the passcode #3273670. The replay will be available until November 13, 2008, however, the webcast will be archived on Westport’s website. The webcast of the conference call can be accessed on the Westport website at www.westport.com by selecting “Investors” and then “Investor Overview” from the main menu. Replays will be available in streaming audio on the same website after the conclusion of the conference call.

To view Westport’s full Second Quarter FY2009 financials, please point your browser to the following link: http://www.westport.com/investor/financial.php.

About Westport Innovations Inc.

Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas.  Cummins Westport Inc., Westport’s joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  BTIC Westport Inc., Westport’s joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles.  www.westport.com

This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance of our products, future market opportunities, our estimates and assumptions used in our accounting policies, accruals, and financial condition.  These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements.  These risks include risks related to our revenue growth, operating results, industry and products, the general economy, conditions of the capital and debt markets, governmental policies and regulation, technology innovations, as well as other risk factors that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators.  Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made.  We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

Inquiries:

Darren Seed
Director, Investor Relations
Westport Innovations Inc.
Phone: 604.718.2046
Email: invest@westport.com

Consolidated Financial Statements (Expressed in thousands of Canadian dollars) WESTPORT INNOVATIONS INC. Three and six months ended September 30, 2008 and 2007

WESTPORT INNOVATIONS INC.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

September 30, 2008 (unaudited)	March 31, 2008
Assets

Current assets:
Cash and cash equivalents	$72,037	$7,560
Short-term investments	24,793	15,202
Accounts receivable	7,514	7,028
Loan receivable	13,348	6,774
Inventories	10,947	9,020
Prepaid expenses	1,119	1,033
Current portion of future income tax assets	4,501	4,944
	134,259	51,561
Long-term investments	3,733	18,754

Equipment, furniture and leasehold improvements, net	6,857	3,685

Intellectual property, net	502	574

Future income tax assets	2,321	4,366

	$147,672	$78,940

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$11,249	$8,470
Current portion of deferred revenue	255	205
Demand instalment loan	5,454	5,776
Short-term debt	3,831	5,995
Current portion of long-term debt	30	54
Current portion of warranty liability	9,250	4,899
Obligation to issue warrants	4,000	4,000
	34,069	29,399
Warranty liability	6,717	4,258
Long-term debt	10,801	8
Deferred lease inducements	439	280
Deferred revenue	1,735	1,216
Joint Venture Partners’ share of net assets of joint ventures	17,567	13,983
	71,328	49,144
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value Unlimited preferred shares in series, no par value
Issued:
32,024,930 (2008 - 27,416,993) common shares	311,754	258,202
Other equity instruments	7,382	3,079
Additional paid in capital	5,180	5,097
Deficit	(250,248)	(247,460)
Accumulated other comprehensive income	2,276	10,878
	76,344	29,796

	$147,672	$78,940

WESTPORT INNOVATIONS INC. Consolidated Statements of Operations (unaudited) (Expressed in thousands of Canadian dollars, except share and per share amounts)
	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007

Product revenue	$34,332	$16,639	$55,760	$28,481
Parts revenue	4,680	4,530	8,761	8,418
	39,012	21,169	64,521	36,899

Cost of revenue and expenses:
Cost of revenue	29,785	15,116	46,955	25,508
Research and development	7,105	5,078	14,268	10,519
General and administrative	2,206	1,175	3,668	2,288
Sales and marketing	4,177	2,306	6,772	4,083
Foreign exchange loss	758	458	666	997
Depreciation and amortization	512	359	888	726
Bank charges, interest and other	100	67	205	125
	44,643	24,559	73,422	44,246

Loss before undernoted	(5,631)	(3,390)	(8,901)	(7,347)

Loss from investment accounted for by the equity method	(503)	-	(583)	-
Interest on long-term debt and amortization of discount	(648)	(216)	(648)	(986)
Interest and other income	511	212	814	441
Gain on sale of investments	10,666	-	14,479	718

Income (loss) before income taxes and Joint Venture Partners’ share of income from joint ventures	4,395	(3,394)	5,161	(7,174)

Income tax expense:
Current	204	58	305	125
Future	2,119	209	4,684	506
	2,323	267	4,989	631

Income (loss) before Joint Venture Partners’ share of income from joint ventures	2,072	(3,661)	172	(7,805)

Joint Venture Partners’ share of net income from joint ventures	(1,396)	(1,206)	(2,960)	(1,786)

Income (loss) for the period	$676	$(4,867)	$(2,788)	$(9,591)

Income (loss) per share:
Basic	$0.02	$(0.19)	$(0.10)	$(0.41)
Diluted	$0.02	$(0.19)	$(0.10)	$(0.41)
Weighted average common shares outstanding:

Basic	29,530,003	25,295,925	28,512,672	23,478,760

Diluted	30,997,572	25,295,925	28,512,672	23,478,760

WESTPORT INNOVATIONS INC.
Consolidated Statements of Comprehensive Loss (unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007
Income (loss) for the period	$676	$(4,867)	$(2,788)	$(9,591)
Other comprehensive income (loss)
Unrealized gain on available for sale securities, net of tax of $912 and $574 (2007 – $nil, $nil)	4,609	3,279	2,892	2,061
Reclassification of net realized gains on available for sale securities to net loss, net of tax of $1,778 and $2,454 (2007 - $nil, $nil)	(8,982)	-	(12,119)	(718)
Cumulative translation adjustment	702	-	625	-
	(3,671)	3,279	(8,602)	1,343

Comprehensive loss	$(2,995)	$(1,588)	$(11,390)	$(8,248)

WESTPORT INNOVATIONS INC. Consolidated Statements of Shareholders’ Equity (Expressed in thousands of Canadian dollars, except share amounts) Six months ended September 30, 2008

						Accumulated other	Total
	Common	Share	Other equity	Additional paid	Accumulated	comprehensive	shareholders’
	shares	capital	Instruments	in capital	Deficit	income	equity

Balance, March 31, 2008	27,416,993	$258,202	$3,079	$5,097	$(247,460)	$10,878	$29,796
Issue of common shares on exercise of stock options	93,006	861	-	(329)	-	-	532
Issue of common shares on settlement of accrued interest	14,931	249	-	-	-	-	249
Issue of common shares on public offering	4,500,000	57,348	-	-	-	-	57,348
Share issue costs	-	(4,906)	-	-	-	-	(4,906)
Value of warrants issued with long-term debt	-	-	3,847	-	-	-	3,847
Financing costs incurred	-	-	(307)	-	-	-	(307)
Stock-based compensation	-	-	763	412	-	-	1,175
Net loss	-	-	-	-	(2,788)	-	(2,788)
Other comprehensive loss	-	-	-	-	-	(8,602)	(8,602)

Balance, September 30, 2008 (unaudited)	32,024,930	$311,754	$7,382	$5,180	$(250,248)	$2,276	$76,344

WESTPORT INNOVATIONS INC. Consolidated Statements of Shareholders’ Equity (Expressed in thousands of Canadian dollars, except share amounts) Year ended March 31, 2008

						Accumulated other	Total
	Common	Share	Other equity	Additional paid	Accumulated	comprehensive	shareholders’
	shares	capital	Instruments	in capital	Deficit	income	equity

Balance, March 31, 2007	21,624,594	$232,830	$12,352	$5,301	$(239,865)	-	$10,618

Transitional adjustment on adoption of new accounting standards for financial instruments, net of tax of $3,370	-	-	-	-	3,483	17,032	20,515

Balance, April 1, 2007	21,624,594	232,830	12,352	5,301	(236,382)	17,032	31,133
Issue of common shares on exercise of stock options	232,024	1,967	-	(762)	-	-	1,205
Issue of common shares on exercise of performance share units	60,383	390	(390)	-	-	-	-
Issue of common shares on conversion of subordinated convertible notes and settlement of accrued interest	4,831,801	21,759	(7,569)	-	(763)	-	13,427
Issue of common shares on exercise of warrants	668,191	1,420	(1,420)	-	-	-	-
Share issue costs	-	(164)	-	-	-	-	(164)
Stock-based compensation	-	-	106	558	-	-	664
Net loss	-	-	-	-	(10,315)	-	(10,315)
Other comprehensive loss	-	-	-	-	-	(6,154)	(6,154)

Balance, March 31, 2008	27,416,993	$258,202	$3,079	$5,097	$(247,460)	$10,878	$29,796

WESTPORT INNOVATIONS INC.
Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operations:
Income (loss) for the period	$676	$(4,867)	$(2,788)	$(9,591)
Items not involving cash:
Depreciation and amortization	512	359	888	726
Stock-based compensation expense	944	296	1,175	409
Future income tax recovery	2,119	209	4,684	506
Change in deferred lease inducements	(77)	(64)	(166)	(121)
Gain on sale of investments	(10,666)	-	(14,479)	(718)
Joint Venture Partners’ share of net income from joint ventures	1,396	1,206	2,960	1,786
Loss from investment accounted for by the equity method	503	-	583	-
Interest on long-term debt and amortization of discount	648	216	648	986
Changes in non-cash operating working capital:
Accounts receivable	1,401	1,610	(486)	2,596
Inventories	727	(753)	(1,927)	(1,004)
Prepaid expenses	(227)	(21)	(86)	124
Accounts payable and accrued liabilities	3,197	18	2,686	(1,503)
Deferred revenue	409	(169)	569	(125)
Warranty liability	4,516	493	6,810	(72)
	6,078	(1,467)	1,071	(6,001)
Cash flows from investments:
Purchase of equipment, furniture and leasehold improvements	(1,659)	(61)	(4,008)	(243)
Sale (purchase) of short-term investments, net	(24,793)	16,803	(9,591)	19,712
Disposition of long-term investments	14,159	-	19,379	1,119
Loan receivable	(4,892)	-	(6,574)	-
Investment in joint venture	-	-	(1,500)	-
Leasehold inducement	-	-	325	-
	(17,185)	16,742	(1,969)	20,588
Cash flows from financing:
Issue of demand instalment loan	-	1,000	500	1,000
Repayment of demand instalment loan	(425)	(147)	(822)	(282)
Increase in short-term debt	170	-	170	-
Repayment of short-term debt	(2,549)	-	(2,549)	-
Repayment of other long-term debt	(21)	(19)	(51)	(37)
Issuance of debenture units	15,000	-	15,000	-
Finance costs incurred	(1,006)	-	(1,006)	-
Shares issued for cash	57,510	229	57,880	804
Share issue costs	(4,906)	(31)	(4,906)	(31)
	63,773	1,032	64,216	1,454

Effect of foreign exchange on cash and cash equivalents	1,345	-	1,159	-

Increase in cash and cash equivalents	54,011	16,307	64,477	16,041

Cash and cash equivalents, beginning of period	18,026	1,436	7,560	1,702

Cash and cash equivalents, end of period	$72,037	$17,743	$72,037	$ $ 17,743

WESTPORT INNOVATIONS INC.
Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Supplementary information:
Interest paid	$103	$43	$165	$73
Taxes paid	213	54	238	256
Non-cash transactions:
Purchase of equipment, furniture and leasehold improvements by assumption of capital lease obligation	-	-	50	-
Shares issued on exercise of performance share units	-	153	-	288
Shares issued on conversion of debt	-	20,827	-	20,827
Shares issued for settlement of interest on convertible notes	249	553	249	553
Broker warrants issued with subordinated debt	283	-	283	-